SO
3-11-02




SECURITIES AND EXCHANGE COMMISSION
02007535

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 08 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SEIDEL & SHAW L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 HANOVER SQUARE, 16TH. FLOOR
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN D. SEIDEL — (212) 269-9008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN BUREN & HAUKE, LLC, CPA's
(Name - if individual, state last, first, middle name)

63 WALL STREET, SUITE 2501	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Alan D. Seidel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Seidel & Shaw L.L.C. (Company) at December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



Alan D. Seidel, President

Sworn and subscribed to before me this 27 day of February, 2002.



NEBRISSA SONG
Notary Public, State of New York
No. 31-01RO4961207
Qualified in New York County
Commission Expires 1/29/20 06

SEIDEL & SHAW, L.L.C

TABLE OF CONTENTS



Van Buren & Hauke, LLC
Certified Public Accountants

63 Wall Street
Suite 2501
New York, New York 10005

Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Members of
Seidel & Shaw L.L.C.

We have audited the accompanying balance sheet of Seidel & Shaw L.L.C. as of December 31, 2001 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seidel & Shaw L.L.C. at December 31, 2001, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Van Buren + Hauke, LLC

New York, NY
February 15, 2002

SEIDEL & SHAW L.L.C.
BALANCE SHEET
December 31, 2001

ASSETS

Cash and cash equivalents		$ 249,531
Money market mutual funds		397,607
Receivable from clearing broker		139,235
Clearing deposit, at market:		
U.S. Treasury Note	$ 41,764	
Mutual fund	40,073	
Corporate bond	480	82,317
Investments, at market:		
U.S. Treasury Note	222,338	
Money market fund	86,776	
Corporate bonds	447,980	757,094
Receivable from parent company		4,375
Investment, at cost		20,100
Furniture and fixtures, net of accumulated depreciation of $14,123		14,197
Total Assets		$ 1,664,456

LIABILITIES AND MEMBER'S EQUITY

Commissions and payroll taxes payable	$ 384,728
Accounts payable and accrued expenses	57,398
Total Liabilities	442,126
Contingencies	-
Member's equity	1,222,330
Total Liabilities and Member's Equity	$ 1,664,456

See accompanying notes.

SEIDEL & SHAW L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions	$	7,133,084
Interest and dividends		102,494
(loss) on securities transactions		(66,977)
Other		21,133
Total Revenues		7,189,734
Costs and Expenses:		
Salaries and related taxes		4,722,027
Employee benefits		15,000
Clearing expenses		384,235
Consulting fees		1,054,500
Regulatory fees		5,400
Office		4,909
Depreciation		5,295
Total Costs and Expenses		6,191,366
Net income	$	998,368

See accompanying notes.

SEIDEL & SHAW L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net income	$ 998,368
Depreciation	5,295
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) in receivable from clearing broker	(74,038)
(Increase) in clearing deposit	(32,384)
Decrease in commissions, accounts payable and accrued expenses	108,528
Net Cash Provided By Operating Activities	1,005,769
Cash Flows From Investing Activities:	
(Increase) in money market mutual funds	(247,076)
(Increase) in investments, at market	(553,652)
Net Cash (Used) by Investing Activities	(800,728)
Net Increase In Cash	205,042
Cash at beginning of the year	44,489
Cash at end of the year	$ 249,531

See accompanying notes.

SEIDEL & SHAW L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

		Total Member's Equity
Balance, January 1, 2000	$	111,496
Member's Contribution		8,900
Net Income		103,566
Balance, December 31, 2000		223,962
Net Income		998,368
Balance, December 31, 2001	$	1,222,330

See accompanying notes.

SEIDEL & SHAW L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Seidel & Shaw L.L.C. (Company) was organized in the State of New York on October 21, 1996, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Seidel & Shaw Holdings LLC. The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions and investment banking.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Penson Financial Services, Inc. (PFSI) and Wexford Clearing Services Corp. (WCSC), securities transactions of the Company are cleared through PFSI and WCSC, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by PFSI and WCSC.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues
Profits and losses from commissions realized on agency transactions and riskless principal transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

Receivable From Clearing Broker
Receivable from clearing broker consists of money due from the Company's clearing house for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2001.

Investments And Clearing Deposit
Investment securities and securities carried in the clearing deposit account are valued at market value. The resulting difference between market value and cost is included in income.

Furniture And Fixtures
Furniture and fixtures are carried at cost. Depreciation is provided using accelerated methods over their estimated useful lives of five years.

Income Taxes
The Company is a limited liability Company taxed as partnership and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss. The Company is responsible for New York City Unincorporated Business Taxes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY

The Company pays monthly amounts each month to its parent company as consulting fees for services under a non-recourse agreement.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,099,672, which was in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 40%.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and riskless principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

6. PENSION PLAN

The Company sponsors a 401-(K) plan (Plan) covering all employees. The Company makes no contributions to the Plan in 2001. It, however, pays all administrative fees.

SEIDEL & SHAW L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

NET CAPITAL:		
Total member's equity	$	1,222,330
Deductions and/or charges:		
Non-allowable assets:		
Receivable from parent company		4,375
Investment, at cost		20,100
Furniture and fixtures, net		14,197
Net capital before haircuts on securities positions		1,183,658
Haircuts on securities positions		82,317
Net Capital	$	1,101,341
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	442,126
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	100,000
Excess net capital	$	1,001,341
Excess net capital at 1,000%	$	1,057,128
Percentage of aggregate indebtedness to net capital is		40%

The above computation does not differ materially from the December 31, 2001 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.



Van Buren & Hauke, LLC
Certified Public Accountants

63 Wall Street
Suite 2501
New York, New York 10005

Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Seidel & Shaw L.L.C.

In planning and performing our audit of the financial statements and supplementary information of Seidel & Shaw L.L.C. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, NY
February 15, 2002

SEIDEL & SHAW L.L.C.
(SEC I.D. No. 8-50016)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL